Exhibit 99.1

EXPLANATION OF RESPONSES

(1) Consists of:

(i) 83,333 options granted to the reporting person on April 28, 2008, with an exercise price of $16.98, of which 52,083 have vested with the remaining options set to vest by April 28, 2012 and all of which expire on April 24, 2018;

(ii) 33,333 options granted to the reporting person on May 1, 2009, with an exercise price of $16.98, of which 14,583 have vested with the remaining options set to vest by May 1, 2013 and all of which expire on May 1, 2019; and

(iii) 41,666 options granted to the reporting person on June 3, 2010, with an exercise price of $22.50, of which 10,416 have vested with the remaining options set to vest by February 1, 2014, and all of which expire on February 1, 2020.